UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

            SEC File Number 1-8690         CUSIP Number 238085-10-4
                            ------                      -----------

(Check One):

[ ] Form 10-K and Form 10-KSB        [ ] Form 20-F             [  ] Form 11-K
[X] Form 10-Q and Form 10-QSB        [ ] Form N-SAR


                  For Period Ended:      January 30, 2000
                                    -------------------------
                  [   ] Transition Report on Form 10-K
                  [   ] Transition Report on Form 20-F
                  [   ] Transition Report on Form 11-K
                  [   ] Transition Report on Form 10-Q
                  [   ] Transition Report on Form N-SAR
                  For the Transition Period Ended:_____________________________


Read Instruction (on back page) Before Preparing Form. Please Print or Type.


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART 1 - REGISTRANT INFORMATION

Datametrics
Corporation
Full Name of Registrant

N/A
Former Name if Applicable

25B Hanover
Road
Address of Principal Executive Office (Street and Number)

Florham Park, NJ
07932
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribe time period. (Attach Extra Sheets if Needed)

          The Registrant's recent SEC reporting have significantly taxed its limited personnel and internal resources, including its recent filing of forms 10-KSB and 10-KSB/A. As a result, the Registrant has been delayed in preparing the necessary financial statements and information to be included in its report on Form 10-QSB in a timely manner.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     John F. Bradley II, Esq.                     617              345-9800
     -----------------------------------     -------------    ------------------
     (Name)                                   (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or position thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company will report a decrease in revenue to $1,100,000 from $1,500,000 for the corresponding quarter during fiscal 1999. This decrease is due primarily to quarterly fluctuations and to the reduction in orders received in its military business.



                             Datametrics Corporation
                            -------------------------
                  (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   March 14, 2000               By   /s/ Daniel Ginns
     -----------------                ------------------------------------------
                                    Daniel Ginns, Chief Executive Officer and
                                    Chief Financial Officer


                                    By   /s/ Larry B. Silverman
                                      ------------------------------------------
                                    Larry B. Silverman, Chief Accounting Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional Misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)